

January 16, 2015

<u>Via E-mail</u>
Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira de Distribuição
Avenida Brigadeiro Luiz Antonio, 3142
01402-901, São Paulo, SP, Brazil

> **Re:** **Companhia Brasileira de Distribuição**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **Response dated December 19, 2014**
> **File No. 001-14626**

Dear Mr. Hidalgo:

We have reviewed your response dated December 19, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2013</u>

<u>General</u>

1. We await the filing of your amended Form 20-F for the fiscal year ended December 31, 2013.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ James Allegretto for

Jennifer Thompson
Accounting Branch Chief